DRAGON ACQUISITION CORPORATION
Floor 28, Block C, Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People’s Republic of China
Tel: (86) 532 8099 7969

June 21, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tom Kluck

Re:	Dragon Acquisition Corporation
Registration Statement on Form S-1
Filed on May 7, 2010
File No. 333-166658

          We hereby submit the responses of Dragon Acquisition Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 4, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

          For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

Please tell us why you are proposing to use separate prospectuses for the primary and secondary offerings of your securities. Considering that the offerings will occur at the same time, it is not clear why you would consider these separate offerings or why you would need to use separate prospectuses.

Company Response: We are proposing the use of two separate prospectuses because we are registering securities of the Company in connection with two different types of offerings. The first prospectus relates to the underwritten public offering of our securities by Brean Murray, Carret & Co. acting as the representative of the underwriters. The second prospectus relates to the resale of our securities by the selling stockholders named in such prospectus on a delayed or continuous basis, pursuant to Rule 415(a) of the Securities Act of 1933, as amended (the “Securities Act”) and Brean Murray, Carret & Co. is not acting as the representative of the underwriters of this second offering as the second offering is not being underwritten. As a result, these two offerings will not occur at the same time and we do not intend to use both prospectuses concurrently. In addition, as we disclosed under the heading “Explanatory Note” on the page immediately preceding the cover page of the first prospectus, these two prospectuses contain different disclosures, such as different offering sections and different use of proceeds sections. In the public offering prospectus, we also have the capitalization, dilution and underwriting sections while in the resale prospectus, we instead have the selling stockholder section and the plan of distribution section.

Finally, based on our research, we have identified several other companies, such as China Electronic Motor, that have filed single registration statements containing more than one prospectus. China Electric Motor filed a registration statement on Form S-1 (No. 333-162459) on October 14, 2009, which was declared effective by the Commission on January 28, 2010. Such registration statement includes two prospectuses for the primary offering of securities by that company and the resale of securities by selling stockholders under Rule 415(a). Tianli Agritech, Inc. also filed a Registration Statement on Form S-1 (No. 333-165522) that includes two prospectuses, which is currently under the review of the Staff.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 2 and 3, without limitation, the following examples:

•

“[W]e were recognized in the Qingdao Construction Committee’s evaluation as one of the top ten real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors.”

• “We have received many awards that acknowledge the quality of our real estate developments.”

•

“The region also features good economic growth. We believe that the real estate market in the Qingdao-Weihai region will remain strong over the next several years, not only due to the market awareness created by the global media coverage of Qingdao and its Olympic sailing events, but also because of the unique attraction the region holds for international customers, travelers and investors.

•

“The growing number of middle-income customers in China had provided attractive and sustainable growth opportunities for real estate developers. As disposable incomes for urban residents increase, they have strong motivation and sufficient financial capacity to improve their living conditions by purchasing new or better properties.”

•

“The region also features good economic growth. We believe that the real estate market in the Qingdao-Weihai region will remain strong over the next several years, not only due to the market awareness created by the global media coverage of Qingdao and its Olympic sailing events, but also because of the unique attraction the region holds for international customers, travelers and investors.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

Company Response: We are providing Staff with supporting materials for all quantitative and qualitative business and industry data used in the Registration Statement. None of the supporting materials were prepared specifically for us in connection with this offering. We have also updated our disclosure to the extent that more recent information is available.

3.	We note that you reference tier one, two and three cities. Please explain the difference between the different tiers.

Company Response: At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this Registration Statement, we refer to Beijing, Shanghai, Guangzhou and Shenzhen as Tier One cities, which are the most populous, affluent and competitive cities in the country. They also represent the highest standard and concentration of real estate development activities in China. Tier Two cities are cities that generally meet the following criteria, excluding the four aforementioned Tier One cities:

•	Gross Domestic Product (“GDP”) over RMB 200 billion (US$29 billion);
•	GDP per capita over RMB 14,000 (US$2,050);
•	Population with permanent residency in urban area over 1 million;
•	Urban area over 100 km2;
•	Annual sales in residential real estate over 1.5 million square meters; and
•	Average unit selling price of residential real estate over RMB 3,000 (US$439) per square meter.

Tier Three cities are the cities that do not meet one or more criteria listed above.

4.

We note your disclosure in Part II that you issued and sold shares of common stock in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D. However, we note that the Form D filed on May 10, 2010, relates only to the sale of shares in the amount of $11,098,800. Beginning March 16, 2009, Form Ds must be filed electronically on EDGAR. See Guidance on Form D Filing Process located at www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of your Form Ds.

Company Response: These shares were issued and sold in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act, not Regulation D. We have revised our disclosure to remove the references to reliance upon exemptions from registration pursuant to Regulation D, other than with respect to the shares issued in the private placement in the amount of $11,098,800.

Registration Statement Cover Page

5.	We note that you have identified yourself as an accelerated filer. You do not appear to meet the definition of accelerated filer under Rule 12b-2 of the Exchange Act. Please revise or advise.

Company Response: We re-evaluated our status and have determined that the Company is a Non- accelerated filer.

Prospectus Summary, page 1

The Company, page 2

6.

Your disclosure under the subheadings “our competitive strengths” and “our growth strategy” repeats verbatim disclosure that is already in your business section. Please note that your disclosure is not enhanced by repetition. This section should only include brief and basic information that is key to an investment decision. If you elect to retain the noted disclosure, please revise to limit the use of repetition and provide a brief summary.

Company Response: We have revised our disclosures under the subheadings “our competitive strengths” and “our growth strategy” in the Prospectus Summary so that those subsections now only include brief and basic information that is key to an investment decision.

7.

We note that Longhai Holdings is your controlling shareholder. Please revise to clarify if you are a majority-owned subsidiary of Longhai Holdings. If so, please revise to include your parent company in your corporate structure diagram. Also, as Antoine Cheng is the sole shareholder of Longhai Holdings, he should also be included in such diagram.

Company Response: We are a majority-owned subsidiary of Longhai Holdings. We have revised our corporate structure diagram to include Longhai Holdings and Antoine Cheng, the sole shareholder of Longhai Holdings.

Risk Factors, page 8

8.

Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factor on page 8 relating to the recent credit crisis. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.

Company Response: We have revised our risk factors to remove all mitigating language.

9.	We note that China has recently been taking steps to tighten credit. Please add a risk factor to address this.

Company Response: We have added a risk factor regarding the recently adopted policies by the Chinese government to cool down the real estate market in China.

We face risks related to general domestic and global economic conditions...., page 8

10.

As currently written, this risk factor and the one immediately following it discuss risks that affect companies across industries. As such, both appear broad and generic. Please revise to clarify how the risks are specific to you or revise to remove the risk factors.

Company Response: We have revised the relevant risk factors to specify how the risks are relevant to our business and financial condition.

The price of our ordinary shares could be volatile ... page 18

11.

Please add a separate risk factor to address the risk presented in the eighth bullet point. In the risk factor, please explain why investor perception about the steel industry would impact the value of your shares.

Company Response: We have revised the eighth bullet point of this risk factor to indicate that investor perception about the real estate industry may impact the value of our securities.

We may be classified as a passive foreign investment company … page 20

12.

We note that your special counsel has not expressed an opinion as to whether you will be a passive foreign investment company. You are not qualified to disclose the legal conclusions included here. Please have counsel provide an opinion regarding the conditions that would lead to you being classified as a passive foreign investment company and the consequences to investors if you are classified as a passive foreign investment company. Additionally, please provide this disclosure in a separate section dealing with material tax consequences for investors. Risk factors should be concise representations of the risk. Please refer to Item 503 of Regulation S-K.

Company Response: We re-evaluated our status and determined that there is no material risk that the Company may be classified as a passive foreign investment company. We also re-evaluated other tax matters and tax consequences to investors and have determined that none are material to the transactions for which the Registration Statement is being filed. We therefore removed the risk factor captioned “We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.” Likewise, we determined not to include a section discussing material tax consequences for investors.

Dividend Policy, page 24

13.	We note that you authorized a special dividend of $166,075. Please clarify whether this was per share or whether this was the total amount paid.

Company Response: $166,075 was the total amount paid in connection with the special dividend authorized by our board of directors on December 10, 2008. The amount per share was $0.7174. We have revised our disclosure to clarify accordingly.

Management’s Discussion and Analysis ... page 30 Recent Developments, page 31 Reverse Acquisition of Leewell, page 31

14.

We note that you plan to change your name to China Oumei Real Estate, Inc. Please advise when this is expected to occur. Please update your disclosure and the EDGAR information to reflect this name change as appropriate.

Company Response: We are in the process of preparing the relevant documentation required under Cayman Islands law to change our name, as well as a Proxy Statement on Schedule 14A regarding the solicitation of proxies for shareholder approval of the name change. We anticipate filing the Preliminary Proxy Statement within two weeks of the date hereof.

Financing Transactions, page 32

15.	We note that you are obligated to pay damages if the shares underlying the preferred shares and warrants are not registered in 180 days. Please add a risk factor to address this risk.

Company Response: We have added a risk factor to the Registration Statement to address this risk.

16.

We note that you must meet certain covenants in the Holdback Escrow Agreement before the $2,219,760 will be released to you. Please disclose the specific covenants and disclose whether you have met any of the conditions.

Company Response: We have revised our disclosure to specify the specific covenants and to disclose whether we have met any of the conditions for release of the escrowed amount.

Principal Factors Affecting Our Financial Performance, page 33

17.

We note your statement that “RMB 400 billion will go toward civil works, including low-income housing and renovation.” Please explain why you believe this will benefit you considering your intent is to develop and sell residential and commercial properties targeting middle and upper income customers.

Company Response: We believe that RMB 400 billion under the stimulus plan will benefit us both directly and indirectly in the following three ways:

1)

From a macro-economic perspective, the RMB 400 billion will mainly be invested in the development of infrastructure in China, which will most likely create more jobs, improve people’s living standard, and accelerate the process of Chinese urbanization, which will in turn significantly increase demand for urban housing at all income levels and continue to bolster the long-term growth of China’s real estate market.

2)

As we disclosed on page 33 of the Registration Statement, the government’s stimulus package, along with its further efforts focused on 10 industries will improve Greater Qingdao’s economy, further strengthen the region’s long-term competitive ability, increase the disposable income of urban residents, and support the demand for middle and upper income housing.

3)

Increased government spending on low-income housing will provide us various opportunities for development, even though our general strategy places certain focus on middle and upper income customers. For example, as indicated on page 57 under heading “Project Development Process,” the government’s public infrastructure projects including old city relocation projects afford us the opportunity to acquire additional land for our future development projects, which would normally not have been otherwise available.

Cayman Islands, page 34

18.

We note that you have received an undertaking that no law enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations will to apply to you. Please file the undertaking as an exhibit to this registration statement or explain why such document is not material to investors.

Company Response: We are filing the Cayman Islands Government Undertaking as to Tax Concessions, dated April 4, 2006, as Exhibit 99.1 to the Registration Statement.

Hong Kong, page 34

19.	Please clarify why Leewell is an indirect subsidiary. We refer to the chart on page 4 which indicates that you have a 100% direct interest in Leewell.

Company Response: We have revised our disclosure to indicate that Leewell is a direct subsidiary.

China, page 34

20.

You disclose that management carefully monitors legal developments pertaining to taxes and will timely adjust the effective income tax rate when necessary. Please clarify this statement and tell us to what extent, if any, you use anticipated rather than enacted tax rates in the calculation of deferred tax assets or liabilities. It is unclear how an effective tax rate, which is a residual calculation, can be arbitrarily adjusted.

Company Response: We have revised our disclosure as follows:

“Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these legal developments to determine if there will be any change in the statutory income tax rate.”

Year ended December 25, 2009 compared with year ended December 25, 2008, page 35

21.

Please revise to elaborate on the disclosure that “sales related to the acquisition of two” companies lead to an increase in total sales. Clarify if you acquired and sold the two companies within the same year.

Company Response: We acquired both companies within the same year. We revised our disclosure to clarify this as follows:

“Our total sales increased 22.4% to $94.3 million in the fiscal year ended December 25, 2009 from $77.0 million in the fiscal year ended December 25, 2008, mainly due to sales by two project development companies that we acquired during this period, the completion and sales of the Xingfu Renjia project phase 1 and the Fuxiang Huayuan project phase 2, in addition to a higher average selling price per square meter for both residential and commercial properties delivered in fiscal year 2009 compared with fiscal year 2008.”

Liquidity and Capital Resources, page 42

22.

Please revise your disclosure to specify how you intend to fund your obligations on the debt that is due within the next twelve months. If you intend to use a portion of the proceeds from this offering for debt service, please also clarify this in the Use of Proceeds section on page 23.

Company Response: We have revised our disclosure and specified that we do not intend to use the proceeds from the public offering to pay off our debt that is due within the next 12 months. As the majority of our outstanding loans are real estate development loans, we believe that our operating cash provided by general sales is sufficient to repay the portion of such loans that is due within the next 12 months.

Net cash flow from financing activities, page 43

23.	Please disclose the interest rates applicable to each of the outstanding loans.

Company Response: We have revised our outstanding loan table to include the interest rates applicable to each of the outstanding loans.

Obligations under Material Contracts, page 44

24.

Your total loans outstanding, as disclosed on page 43, is greater than your obligations disclosed here. Hence, it does not appear that you have included the outstanding loans in this table. Please revise the contractual obligation table to include the outstanding loan amounts. Also, please revise to include your contractual interest expense obligations for your outstanding debt.

Company Response: We have revised the contractual obligation table to include the outstanding loan amounts and our contractual interest expense obligations.

Business, page 47

Our Competitive Strengths, page 2

25.	We note that you provide disclosure regarding the average years of experience of your senior management. Please revise to provide disclosure on an individualized basis or remove this disclosure.

Company Response: We have revised our disclosure to provide information on an individual basis.

26.	Please explain what makes the development sites “premier locations.”

Company Response: A premier location is typically characterized by the following three attributes:

1. Irreplaceable location, scarcity, and high barrier to entry exemplified by a tough zoning process. A good example is the Longhai International Hotel site, located 10 meters away from the biggest city public beach of Northern China. This piece of land is not replicable, and is the very last parcel zoned for our targeted use on this stretch of beachfront. Therefore, we consider it a premier location.

2. Land located in high-density, downtown or center-city areas, with close proximity to commercial activity within the inner circles of traditional and established urban settings, with convenient transportation, etc.

3. Generally, land that commands considerably higher prices than cost.

Our Growth Strategy, page 56

27.	Please specify whether you have obtained all necessary permits and licenses for the three projects you have planned. Please disclose whether there are any other impediments to beginning construction.

Company Response: We have revised our disclosure under the heading “Our Growth Strategy” and included the following description:

“The construction of Longhai International Plaza is nearly finished and we have obtained all necessary permits and licenses for this project. The other two projects are still in the planning stage and we have obtained the certificates for land use right regarding these two projects. We will obtain all other necessary permits and licenses when we move to the development phase. We do not anticipate any significant impediments to beginning construction of these two projects.”

Project Development Process, page 57

28.

We note that you provide financing to local governments, and in return, the governments provide the Longhai Group with the right to bid for premium parcels or grant the right of first refusal to bid for industrial parcels that the Longhai Group has land rights to, but whose use has been changed. Please revise to disclose whether you continue to be provided with such right. If not, please disclose how you intend to acquire additional land parcels in the future.

Additionally, please add a risk factor to address the risk associated with your reliance on the provided right and the harm that would materialize if the right is terminated.

Company Response: We have revised our disclosure under the heading “Project Development Process” to disclose that such rights are provided to us on a continuous basis by local governments, which is consistent with the government’s long-term policy. We also added a risk factor to the Registration Statement to address risks if we lose such rights.

Projects in Planning, page 58

29.

We note that you have included projections in this section and the following section. Please provide the disclosure required by Item 10(b) of Regulation S-K, including disclosure of the basis for the projections and any limitations on the projections.

Company Response: We have added disclosure required by Item 10(b) of Regulation S-K to address this comment.

30.

On page 59, we note that you have disclosed the cost of your land held in reserves. Considering you have the cost, it is not clear why disclosure of the “estimated market value” is relevant. Also, it is unclear what the estimated market value includes. Please revise to clarify.

Company Response: The land cost is the price (historical cost or book value) that we paid when purchasing the land, some of which was acquired a couple years ago. The disclosure of the estimated market value is relevant since it reflects how the value of the land has increased over time. The estimated market value was determined based upon the current fair market value as estimated by the Company.

Projects Under Construction, page 59

31.

We note that you have 557,960 square meters of land associated with projects under construction. Please revise to clarify why this land is not included in your “bank of land use rights” disclosed on page 64.

Company Response: We have revised our disclosure to clarify why land associated with projects under construction is not included in our bank of land use rights.

Completed Projects, page 59

32.	Please expand the table to disclose the percentage of square meters sold and the remaining square meters.

Company Response: We have revised our completed projects table to include the percent of square meters sold and remaining square meters.

Competition, page 61

33.

On page 62, we note that you “differentiate” yourself from your competitors via four strategies, which also give you a competitive advantage. It is not clear how the disclosed strategies actually give you a competitive advantage over your competitors. Please revise to clarify.

Company Response: We have revised our disclosures under heading “Competition” to specify how these strategies actually give us a competitive advantage over our competitors.

Properties, page 64

34.

We note your disclosure that land use rights are granted for 50 years for land used for industrial purposes. Please disclose the duration of other land use rights. Additionally, if industrial parcels uses are converted to other uses, please disclose whether these rights will continue for 50 years or whether the duration of the rights will be revised to match the new use.

Company Response: We have revised our disclosure to discuss the duration of other land use rights, as well as the duration of land use rights upon conversion to other uses.

History and Corporate Structure, page 64

35.	A substantial amount of disclosure in this section is repeated verbatim in your MD&A disclosure. Please revise to limit the use of verbatim repetition.

Company Response: We have revised our disclosure in the MD&A section to limit the use of verbatim repetition.

Financing Transaction, page 66

36.

We note from page 35 that the 765,000 ordinary shares you are registering as part of a secondary offering in this registration statement were issued in connection with the private placement on April 14, 2010. Please expand your discussion of the private placement to include the 765,000 shares issued, including to whom they were issued, the purpose for which they were issued, the grant date fair value and the amount of compensation recognized, if any.

Company Response: We have expanded our discussion of the private placement to include the 765,000 shares issued, including to whom they were issued, the purpose for which they were issued, the grant date fair value and the amount of compensation recognized.

At the time of the granting of these shares, a market had not been made for the trading of our ordinary shares, nor were our shares listed or quoted for trading on any securities exchange or national quotation system. Therefore, consistent with the practices recommended by the SEC and AICPA on this matter, the Company used the “Market Approach” to estimate the grant date fair value of these shares. We recognize that generally accepted valuation methodologies also include the “Income Approach” and “Asset-Based Approach,” but believe the “Market Approach” is the most appropriate given the stage of development of our enterprise (which precludes the application of the “Asset-Based Approach), the potential volatility of capital structure and income in our business in a developing country (which precludes the “Income Approach”), and the availability of comparable and verifiable data required in the “Market Approach” to perform the analysis.

Currently, there are two companies that are similar to ours and publicly traded in the U.S. Both are residential real estate developers operating in China. We attempt to use multiples of earnings and sales, two widely used financial metrics, in arriving at a comparable fair market value. However, the “earnings” measurement of these two comparable companies appears very volatile over the past three years, resulting in a wide range of P/E ratio measurements (see table below) that do not appear reliable.

	Symbol	Closing Price 4/14/10	Shares O/S (MM)	Market Cap ($MM)	Annual Earnings ($MM)				P/E (Current Mkt Cap/Historical Earnings)
					FY07 A	FY08 A	FY09 A	AVG	FY07 A	FY08 A	FY09 A	AVG
China Housing & Land Development, Inc.	CHLN	$3.75	33.10	124.13	16.7	8.9	2.5	9.4	7.4x	13.9x	50.3x	13.3x
Xinyuan Real Estate Co., Inc.	XIN	$4.09	75.50	308.80	(139.3)	(23.6)	42.4	(40.2)	(2.2)x	(13.1)x	7.3x	(7.7)x

Source:       Companies' 10-K and 20-F filings, Morningstar database

The “Price/Sales ratio” measurement of the two comparable companies appears much more stable and therefore more reliable in this analysis (see table below). For CHLN, the average ratio of the April 14, 2010 share price against the average sales for the past three years is 2.0X, while for XIN the same ratio is 0.8X.

	Symbol	Closing Price 4/14/10	Shares O/S (MM)	Market Cap ($MM)	Annual Revenue (Sales) ($MM)				Price/Sales (Current Price/Historical Sales)
					FY07 A	FY08 A	FY09 A	AVG	FY07 A	FY08 A	FY09 A	AVG
China Housing & Land Development, Inc.	CHLN	$3.75	33.10	124.13	73.9	26.5	86.6	62.3	1.7x	4.7x	1.4x	2.0x
Xinyuan Real Estate Co., Inc.	XIN	$4.09	75.50	308.80	309.7	356.6	449.0	371.8	1.0x	0.9x	0.7x	0.8x

Source:       Companies' 10-K and 20-F filings, Morningstar database

The average Price/Sales ratio of the two comparable companies, 1.4x, is then applied to the most recent three-year average sales of Oumei, $74.4 million, arriving at an estimated fair value of our equity, $105.0 million. We divide $105.0 million by the number of our outstanding common shares as of 4/14/2010, 31.0 million shares, to arrive at an estimated grant date fair value of $3.39 per share. The estimated cost recognized, therefore, is 765,000 shares multiplied by $3.39 per share, or $2,593,350. The estimated cost of the shares issued to Brean Murray, Carret & Co., LLC and/or its designees is $1,017,000 and will be deferred and charged to paid-in capital when the registration statement becomes effective. The estimated cost of the shares issued to Beijing Allstar Business Consulting, Inc. and/or its designees is $1,576,350 and will be charged to operations.

Management, page 67

37.

For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Cheng, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

Company Response: We have revised our disclosure to include a summary of the qualifications, attributes, skills and experience of each of our directors that led us to the conclusion that such director should serve as a director of our Company, in light of our business and structure.

Executive Compensation, page 69

38.

We note that the compensation of each named executive officer was determined based on financial and operating performance measures. Please revise your disclosure to provide the specific items of corporate and individual performance that are taken into account in determining the salary and bonuses for each named executive officer. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Company Response: We have revised our disclosure to address this comment.

39.	Please advise whether the named executive officers receive compensation for services provided to the subsidiaries of your registrant. Please refer to Item 402(a) of Regulation S-K.

Company Response: Certain of our named executive officers receive compensation for services provided to our subsidiaries. Please see footnote 1 to the Summary Compensation Table.

40.

We note that you considered “comparable sized companies” in determining the compensation paid to your named officers. Please revise to identify those companies and clarify if you utilized a benchmark. Discuss how you determined such companies were comparable.

Company Response: We have revised our disclosure as follows:

“In 2009, our board of directors determined the compensation of our named executive officers, based on our financial and operating performance and prospects and the contributions made by each of the executive officers to our success. In determining the compensation paid to our officers, we also made reference to similarly-sized real estate companies operating in our geographic region, such as Tiantai Real Estate, although we did not use a benchmark.”

41.

We note your disclosure that you provide perquisites and other personal benefits to your named executive officers. However, in the table, you have not provided any disclosure under “All other Compensation.” Please advise.

Company Response: We have provided to our named executive officers certain perquisites and other personal benefits, such as customary work-related meal allowances and communication allowances, however since the aggregate amount of such compensation for each named executive officer for each covered fiscal year is less than $10,000, such compensation is not included in the Summary Compensation Table, in accordance with Item 402 (c)(2)(ix)(A) of Regulation S-K.

Transactions with Related Persons, page 72

42.

Please revise to clarify if the balances due from Longhai Group are evidenced by a written document. If so, please file such document as an exhibit or tell us why such related party loan agreement should not be filed.

Company Response: We have revised our disclosure to clarify that the balances due from Longhai Group are not evidenced by a written document.

43.	Please revise to disclose how price of the property sold to Longhai Construction Company was determined.

Company Response: We have revised our disclosure to disclose how the price of the property sold to Longhai Construction Company was determined.

44.

We note that you have not adopted a written related-person transactions policy. Please tell us if there is any possibility that you could adopt a policy where the loan disclosed in the first bullet point could still be provided to a related party.

Company Response: There is no possibility that we may adopt a policy where this loan could be provided to a related party in contravention of the Sarbanes-Oxley Act of 2002 or other applicable laws. Further, we have revised the disclosure to state that we expect that this loan will be repaid promptly and that we have no intention of extending similar loans to any related parties in the future.

Ordinary Shares, page 75

45.

We note your disclosure that your board may make calls upon shareholders for amounts unpaid on ordinary shares. Please advise whether you currently have shares outstanding for which you have not received compensation.

Company Response: We do not currently have any shares outstanding for which we have not received compensation.

Notes to Consolidated Financial Statements, page F-9

Note 1 - Organization, page F-9

46.

We note that the acquisition of Oumei by Leewell was accounted for as a combination of entities under common control. We further note from your disclosure that 51% of Oumei was owned by Mr. Zhang and Leewell was wholly owned by Mr. Zhou Li, as nominee for Mr. Antoine Cheng. Please explain to us how you reached this conclusion, citing relevant accounting literature. In your response, please address what is meant by Mr. Zhou Li being a nominee for Mr. Cheng, as well as the relationship, if any, between Mr. Zhang and Mr. Cheng.

Company Response: There was an error in Note 1 as Mr. Zhou Li actually was the nominee for Mr. Zhang Weiqing and Ms. Cheng Xiaoyan. As indicated earlier in Note 1, Mr. Zhang and Ms. Cheng owned Oumei 51% and 49% respectively. As Mr. Zhang owned more than 50% of Leewell and Oumei, the acquisition of Oumei by Leewell was accounted for as a combination of entities under common control.

Paragraph 3 in Note 1 is therefore revised as following:

“… and it was wholly owned by Mr. Zhou Li as nominee for Mr. Zhang and Ms. Cheng until October 2, 2009.”

We have also made corresponding changes to the second paragraph of the risk factor titled “Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval”.

Note 2 - Acquisition of Subsidiaries, page F-9

47.

We note that the acquisition of Longhai Hotel was accounted for as a combination of entities under common control. Please explain to us how you reached this conclusion, given that Mr. Zhang had already sold his interest in Oumei on the date Longhai Hotel was acquired.

Company Response: As indicated in our response to comment No. 46, Mr. Zhang retained his 51% interest in Oumei through Leewell until October 2, 2009, which is subsequent to the acquisition of Longhai Hotel.

48.

We note that in several of your business acquisitions, a portion of the bargain purchase was allocated to additional paid-in capital because it was acquired from a related party. Please clarify if these related parties were shareholders, and if not, your basis for characterizing a portion of the gain as an equity contribution.

Company Response: In several of our business acquisitions, a portion of the bargain purchase was allocated to additional paid-in capital because it was acquired from a related party. Among these acquisitions, LHFDC, a company we acquired in fiscal year 2009, was previously 40% owned by Ms. Wang Jinghua, mother of Ms. Cheng Xiaoyan, the 49% owner of Oumei. Other than LHFDC, the other companies acquired from a related party were acquired from Longhai Group. Ms. Cheng Haiyan, is the 70% owner of Longhai Group, who is the sister of Ms. Cheng Xiaoyan, the 49% owner of Oumei.

The management applies FASB ASC 850-10-50-5 to determine whether these transaction were not carried out on an arms-length basis. According to FASB ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist and representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. Therefore, the transactions from the Company’s point of view were not carried out on an arms-length basis.

49.

For all of the business combinations that recognized a gain related to a bargain purchase please revise to disclose the reasons why the transaction resulted in a gain. For reference see ASC 805-30-50-1(f).

Company Response: Paragraph 4 of Page F-30 is revised as follows:

“The acquisitions of Xudong and Weifang Industry are considered as acquisitions from a related party; therefore, the cash consideration paid did not represent the market value that would have been paid had the transaction been at arm’s length.”

Similar disclosure was already included on Page F-32 for the acquisitions from related parties in 2009.

Paragraph 5 of Page F-30 is revised as follows:

“The acquisitions of Weifang Zhiye and Qi Lu Guo Tai were conducted through arms-length negotiations. Oumei was able to achieve a bargain purchase due to the fact that shareholders in the selling entity wanted to withdraw quickly and the transaction was on an all-cash basis in an expedited fashion.”

Note 3 - Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-15

50.

We note that revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated, one of the requirements being that all consideration has been exchanged. In that regard, please explain why revenue has been recognized in excess of amounts received from customers.

Company Response: None of the revenue recognized in fiscal years 2009, 2008, or 2007 was from the properties where the construction is twelve months or less.

Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, Equipment, Subtopic 20, Real Estate Sales, Section 40 Derecognition, paragraph 7 indicates “A sale shall not be considered consummated until all of the following conditions are met:

a.	The parties are bound by the terms of a contract.
b.	All consideration has been exchanged.
c.	Any permanent financing for which the seller is responsible has been arranged.
d.	All conditions precedent to closing have been performed.”

The consideration mentioned in b above includes but is not limited to cash. Therefore, as long as the criteria above are met for the properties where the construction is twelve months or less, revenue is recognized. If such recognized revenue is in excess of cash received from customers, the difference is classified as current assets under contracts receivable.

Additionally, all of the contracts receivable recorded in fiscal years 2009, 2008, and 2007 were from properties where the construction is longer than twelve months.

51.

Please clarify why the change to the percentage of completion method had no effect on your December 25, 2008 financial statements. Please also explain to us why the full accrual method is deemed preferable for contracts that do not exceed one year, citing relevant accounting literature.

Company Response: Effective December 26, 2008, the Company adopted the percentage-of- completion method of accounting for revenue recognition for all building construction projects in progress in which the construction period was expected to be more than twelve months at that date. The full accrual method was used before that date for all of our residential and commercial projects. The Company changed to the percentage-of-completion method for contracts longer than one year as this method more accurately reflects how revenue is earned on these contracts, particularly for interim reporting purposes.

ASC Topic 250, Accounting Changes and Error Corrections, requires retrospective application of a change in accounting principle unless impracticable. The change to the percentage-of-completion method had no effect on our December 25, 2008 financial statements and we found it was impracticable to determine the effect on the December 25, 2007 financial statements as no progress reports detailing the percentage-of-completion of our contracts were prepared for that year.

The change to percentage of completion method had no effect on the December 25, 2008 financial statements because the financial result is the same under the full accrual method and the percentage of completion method.

For the three divisions we had before fiscal year 2008, JM, LX, and PD, all the construction was completed by the end of fiscal year 2007. These three divisions were selling 100% completed buildings in 2008, and revenue recognized from such sales was the same under the full accrual method and the percentage of completion method.

For the seven subsidiaries acquired during fiscal year 2008, all the revenue recognized was from properties that were 100% completed by the end of fiscal year 2008. Changing our revenue recognition policy to percentage of completion method had no impact on the revenue recognized from these properties. For the buildings that were still under construction as of December 25, 2008, no sales contracts were signed. Therefore, no revenue could have been recognized from these non-completed buildings under percentage of completion method.

To conclude, the change to percentage of completion method had no effect on the December 25, 2008 financial statements.

In accordance with ASC Topic 605, Revenue Recognition, Subtopic 35, Construction-Type and Production-Type Contracts, Section 25, Recognition, paragraph 92 states, “The completed-contract method may be used as an entity's basic accounting policy in circumstances in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of- completion method (for example, in circumstances in which an entity has primarily short-term contracts).” Further, paragraph 93 specifies, “Although this Subtopic does not formally distinguish on the basis of length between long-term and short-term contracts, the basis for recording income on contracts of short duration poses relatively few problems. In accounting for such contracts, income ordinarily is recognized when performance is substantially completed and accepted. Under those circumstances, revenues and costs in the aggregate for all contracts would be expected to result in a matching of gross profit with period overhead or fixed costs similar to that achieved by use of the percentage-of-completion method.

Based on the aforementioned criteria, we believe use of the “Full Accrual Method” in accordance with ASC Topic 360, Property, Plant and Equipment, Subtopic 20, Real Estate Sales, is analogous to the completed contract method as the substance of recognizing revenue is based upon deferral of profit until it is determinable. Namely, collectability of the sales price is reasonably assured, the earnings process virtually complete and there are no significant activities to be performed post sale to earn the profit. In other words, the transaction cycle has ceased and closure brought to the arrangement between the seller and buyer.

Therefore, we believe the revenue recognition criteria is suitable in the Company’s circumstance as this method does not produce a materially different net income or financial position based on the relatively short-term nature of the contracts using this basis.

Moreover, we believe this method of revenue recognition appears to be consistent with industry practice.

52.	In addition, please tell us how you have determined that you are eligible to use the percentage of completion method. Please cite the relevant accounting guidance in your response.

Company Response: In accordance with ASC Topic 605, Revenue Recognition, Subtopic 35,

Construction-Type and Production-Type Contracts, Section 25, Recognition, paragraph 56 states, “The use of the percentage-of-completion method depends on the ability to make reasonably dependable estimates, which, for purposes of this Subtopic, relates to estimates of the extent of progress toward completion, contract revenues, and contract costs.”

In the context of the above criteria, the Company’s management believes it is able to make sound estimates of contract revenues and costs with progress toward completion measured based on actual costs incurred to total budgeted costs to complete. The estimates of completion are determined by an independent third party hired by the Company for this purpose, and ensures the amount of revenues, costs, and gross profits is appropriately recognized in a particular period for contracts spanning more than one year.

Further, we believe our adoption of this method is considered the model that best reflects the economics of earning revenue over the life of the construction contracts.

53.

On page 10 you disclose that you provide guarantees to PRC banks with respect to loans procured by the purchasers or our properties for the total amount of mortgage loans. In these circumstances tell us how you have determined to recognize revenue. For reference see ASC 360-20-40-37 through 63.

Company Response: In line with industry practice, we are required by PRC banks to provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties, in the form of a transfer of 5% of the home purchasers’ loan amount from the Company’s bank account to a bank- designated account, as collateral for the home purchasers’ timely debt service payments. This deposit amount is classified as restricted cash on the balance sheet. The bank will release the restricted cash after the constructions are completed, final deliveries are made, and home purchasers have obtained the ownership documents to secure the mortgage loan, as described in Note 3 to the financial statements. The Company does not view this restricted cash as continuing involvement with the property as described in ASC 360-20-40-37 through 63, since substantially all risks and rewards of ownership have been transferred to the buyer; therefore, revenue is recognized on these transactions. If there are changes in laws, regulations, policies, and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of our properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition, and results of operations. We are not aware of any impending changes in laws, regulations, policies, or practices that will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies, or practices will not occur in China in the future.

Note 5 - Related Party Transactions, page F-20

54.

We note that you entered into several acquisition transactions with related parties as disclosed in Note 2. Please summarize these transactions in your related party note by including the disclosures required by ASC 850-10-50-1.

Company Response: Notes 2 and 5 are cross-referenced to each other, so the reader should be aware that transactions listed in note 2 are related party in nature. Duplicating information from Note 2 in Note 5 would seem redundant.

Note 13 - Short-term Loans, page F-22

55.

You disclose on page 43 that you should be able to sustain operations at current levels, in part by the credit facilities referred to on that page. In that regard, please disclose amounts and terms of unused lines of credit that are available to you as of the balance sheet date. Refer to Rule 5-02.19(b) of Regulation S- X.

Company Response: The credit facilities on page 43 referred to loans and not lines of credit. Therefore, no disclosure additional is required under Rule 5-02.19(b) of Regulation S-X.

Note 15 - Income Taxes, page F-22

56.	Please reconcile your effective income tax to the income tax calculated at your domestic federal statutory tax rate, rather than the US statutory rate. Refer to ASC 740-10-50-12.

Company Response: Note 15 is revised as follows:

A reconciliation between approximate taxes computed at the P.R.C. statutory rate of 25% and the Company's effective tax rate is as follows:

			2007
	2009	2008	Restated
At P.R.C. statutory rate of 25% (2007-33%)	$8,311,000	$6,396,000	$4,722,000
Tax effect of permanent difference	259,000	-
Change in valuation allowance	243,000	498,000	-
Expiration of net operating loss carryforwards	195,000	-	-
Others	50,000	(292,000)	368,000
Income tax at effective rate	$9,058,000	$6,602,000	$5,090,000

Selling Shareholder Disclosure

Cover Page

57.

Please revise to disclose the price the selling shareholders will sell at prior to a listing of your shares. To the extent that shareholders would resale in privately negotiated transactions prior to your listing, such transactions would not involve this prospectus.

Company Response: We have revised the cover page of the resale prospectus to disclose the price that the selling shareholders will sell at prior to a listing of our ordinary shares on the NASDAQ Global Market that we have applied to.

Plan of Distribution, page 7A

58.

We note your disclosure that selling shareholders that are broker-dealers or affiliated with such entities “may” be deemed to be underwriters. Please revise to discuss the situation where a broker dealer, in this case Brean Murray, would not be deemed an underwriter when selling your shares included in this prospectus. Otherwise, please revise to clarify that such entities are underwriters when selling their shares.

Company Response: We have revised the disclosures under the section “Plan of Distribution” to clarify that selling shareholders that are broker-dealers or affiliate with such entities will be underwriters when they are selling their shares included in the resale prospectus.

Exhibits

59.

We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 10.5 and 10.27. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Company Response: We have removed references to forms of agreements and have replaced them with executed agreements to the extent that we have determined that such executed agreements are required to be included pursuant to Item 601 of Regulation S-K.

60.

We note that you filed the Memorandum of Association and Articles of Association that were created prior to the reverse acquisition. Please tell us if you are required to update the noted governing documents as a result of the reverse acquisition. If so, please provide updated exhibits.

Company Response: We are not required to update our Memorandum of Association or Articles of Association as a result of the reverse acquisition. We do intend to update these documents in connection with our name change and will file the amended documents as exhibits at that time.

61.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Company Response: Enclosed with this response letter as Annex A and Annex B are drafts of the legal opinions corresponding to Exhibits 5.1 and 5.2 to the Registration Statement, as amended. As noted in our response to Comment 12, we re-evaluated our status and determined that there is no material risk that the Company may be classified as a passive foreign investment company. We also re- evaluated other tax matters and tax consequences to investors and have determined that none are material to the transactions for which the Registration Statement is being filed. We have therefore determined that no tax opinion is required.

          If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

Dragon Acquisition Corporation

By: /s/ Weiqing Zhang
       Weiqing Zhang
       Chief Executive Officer

ANNEX A

[FORM OF OPINION]

Exhibit 5.1

DRAFT: NPB (17.06.10)

Our ref NPB/657432/19079180v1

Dragon Acquisition Corporation
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

[•] 2010

Dear Sirs

Dragon Acquisition Corporation

We act as counsel as to matters of Cayman Islands law to Dragon Acquisition Corporation, an exempted company incorporated in the Cayman Islands with incorporation number 164013 (the "Company").

1.       Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1.	The Certificate of Incorporation dated 10 March 2006 and Memorandum and Articles of Association of the Company as registered on 10 March 2006 (the "Articles").

1.2.

The unanimous written resolutions (collectively, the "Resolutions") of the Board of Directors of the Company dated (i) 14 April 2010 ("Resale Pre-Closing Resolutions"); (ii) 14 April 2010 (the "Resale Post-Closing Resolutions") and [•] 2010 ("Underwritten Offer Resolutions").

1.3.	The register of members of the Company as provided to us on [•] 2010 (the "Register of Members").

1.4.	A Certificate of Good Standing issued by the Registrar of Companies dated [•] 2010 (the "Certificate of Good Standing").

1.5.

Warrants for the purchase of 1,387,350 ordinary shares of par value US$0.002112 in the Company ("Ordinary Shares") issued by the Company to certain private placement investors on 14 April 2010 (the "Private Placement Warrants").

1.6.	Warrant for the purchase of 138,735 Ordinary Shares issued by the Company to private placement agent on 14 April 2010 (the "Placement Agent Warrant").

1.7.

Warrant issued by the Company on [•] June 2010 to the underwriter for the purchase of up to 5% of the Ordinary Shares to be issued pursuant to an underwritten offer of the Company (the "Underwriter's Warrant").

          The Private Placement Warrants, the Placement Agent Warrant and the Underwriter's Warrant are referred to herein as the "Warrants".

2.       Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Certificate of Good Standing. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. We have also relied upon the following assumptions, which we have not independently verified:

2.1.

The Warrants are legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).

2.2.

The choice of the laws of the State of New York as the governing law of each of the Warrants has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).

2.3.

Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.4.	All signatures, initials and seals are genuine.

2.5.	The Articles remain in full force and effect and are unamended.

2.6.

The Resolutions were signed by all the directors in the manner prescribed in the Articles, were duly adopted, are in full force and effect at the date hereof and have not been amended, varied or revoked in any respect.

2.7.

The shareholders of the Company have not restricted or limited the powers of the directors in any way. There is no contractual or other prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from entering into and performing its obligations under the Warrants.

2

2.8.

Each director considers the Warrants to be of commercial benefit to the Company and has acted bona fide in the best interests of the Company, and for a proper purpose of the Company, in relation to the transactions which are the subject of this opinion.

2.9.	The issue price in respect of each of the outstanding Ordinary Shares and Preference Shares has been received in full by, or on behalf of, the Company and was at least the par value of such shares.

2.10.	At the time of the exercise of each Warrant in accordance with its terms (the "Exercise"):

	(a)	the laws of the Cayman Islands (including the Companies Law (2009 Revision) of the Cayman Islands (the "Companies Law")) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Exercise in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Exercise;

	(d)	the Company will not have been struck off or placed in liquidation;

	(e)	the issue price for the Ordinary Shares to be issued pursuant to each Warrant (the "Warrant Shares") will not be less than the par value of the Warrant Shares; and

	(f)	the Articles will not have been altered, amended or restated.

2.11.

At the time of the conversion of the 6% convertible preference shares of par value US$0.002112 each in the Company (the "Preference Shares") into Ordinary Shares in accordance with the Articles (the "Conversion"):

	(a)	the laws of the Cayman Islands (including the Companies Law) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Conversion in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Conversion;

	(d)	the Company will have shares in issue immediately prior to the Conversion other than the Preference Shares to be converted;

	(e)	all Preference Shares in issue will have been issued as fully paid and non-assessable;

	(f)	the Company will not have been struck off or placed in liquidation;

	(g)	the issue price for Ordinary Shares to be issued on the Conversion will not be less than the par value of such Ordinary Shares; and

	(h)	the provisions of the Articles and the Resolutions relating to the Conversion will not have been altered, amended or restated.

3

2.12.

There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York.

3.       Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1.	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2.

The Ordinary Shares and the form of share certificate to be used to evidence ownership of the Ordinary Shares have been duly authorised by the Company. The 31,000,062 outstanding Ordinary Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Ordinary Shares are as set out in the Articles.

3.3.

The Warrant Shares have been duly authorised by the Company. Upon receipt by the Company of payment therefor (as provided in each Warrant) and registration in the Register of Members, the Warrant Shares will be duly issued as fully paid and non-assessable. The rights and restrictions of the Warrant Shares will be as set out in the Articles.

3.4.

The Preference Shares and the form of share certificate to be used to evidence ownership of the Preference Shares have been duly authorised by the Company. The 2,774,700 outstanding Preference Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Preference Shares are as set out in the Articles and the Resolutions. When the Ordinary Shares are issued upon Conversion of the Preference Shares in accordance with the terms of the Articles and the Resolutions and entered as fully paid on the Register of Members, the Ordinary Shares will be duly issued as fully paid and non-assessable and will have the rights, privileges and preferences of Ordinary Shares are as set out in the Articles.

4.       Qualifications

The opinions expressed above are subject to the following qualifications:

4.1.	Cayman Islands stamp duty may be payable if the original Warrants are brought to or executed in the Cayman Islands.

4.2.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.3.	We make no comment with regard to the references to foreign statutes in the Warrants.

4.4.

Under the Companies Law, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We express no view as to the commercial terms of the Warrants or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

4

This opinion is addressed to and is for the benefit solely of the addressees and may not be relied upon by, or disclosed to, any other person without our prior written consent.

Yours faithfully

Maples and Calder

5

ANNEX B
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8371 | fax 202.663.8007

[FORM OF OPINION]

Exhibit 5.2

______________, 2010

[Dragon Acquisition Corporation]
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China

Ladies and Gentlemen:

          We are acting as U.S. counsel for [Dragon Acquisition Corporation], a Cayman Islands company (the “Company”), in connection with the issuance and sale by the Company of Ordinary Shares, $[0.002112] par value per share, of the Company (the “Ordinary Shares”), (ii) warrants (the “Warrants”) to purchase Ordinary Shares of the Company, $[0.002112] par value per share (the “Warrant Shares”), and (iii) Warrant Shares, pursuant to the Registration Statement on Form S-1 (No. 333-166658) (such Registration Statement, as amended from time to time, is herein referred to as the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”).

          We have reviewed and are familiar with such documents, corporate proceedings and other matters as we have considered relevant or necessary as a basis for this opinion. Based upon, subject to and limited by the foregoing and subject to the assumptions, qualifications, limitations, and exceptions set forth below, we are of the opinion that the Warrants, when issued and sold by the Company in the manner described in the Registration Statement and the Prospectus, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

          The foregoing opinion is subject to the following assumptions, exceptions, qualifications and limitations:

          a.           Our opinion is subject to and limited by (i) the effect of bankruptcy, insolvency, fraudulent conveyance and other similar laws affecting or relating to the rights of creditors generally, (ii) general equitable principles, (iii) requirements of reasonableness, good faith and fair dealing, and (iv) in the case of waivers and exculpatory provisions, the effect of public policy.

          b.           Certain remedial provisions of the Warrants on which we are opining may be unenforceable in whole or in part, but the inclusion of such provisions does not affect the validity of the balance of such Warrants, and the practical realization of the benefits created by such Warrants taken as a whole will not be materially impaired by the unenforceability of those particular provisions. In addition, certain remedial provisions of such Warrants may be subject to procedural requirements not set forth therein.

www.pillsburylaw.com

____________, 2010

          c.           We have assumed for so much of our opinion as relates to the choice of the law of New York as the governing law of the Warrants would not result in a violation of an important public policy of another state or country having greater contacts with the transactions contemplated by the Warrants than New York.

          d.           We express no opinion as to the validity or enforceability of any provisions in the Warrants that purport to prevent oral modification or waivers.

          e.           We have assumed that the Company is duly formed, validly existing and in good standing under the laws of the Cayman Islands and has the corporate power, and has taken or will take all necessary action required under the laws of the Cayman Islands (including any necessary stockholder action) to authorize it, to execute and deliver, and to perform its obligations under, and has duly executed and delivered, the Warrants.

          f.           We have assumed that the execution and delivery of, and the performance of its obligations under, the Warrants by the Company do not and will not violate or conflict with, result in a breach of, or constitute a default under, the memorandum of association and the articles of association of the Company, as amended or supplemented from time to time, or (ii) any order, decision, judgment or decree that may be applicable to the Company or any of its affiliates or any of their respective properties.

          This opinion is limited to matters governed by the law of the State of New York.

          We hereby consent to the filing of this opinion as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

www.pillsburylaw.com